UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12486

Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE AERC 401(K) SAVINGS PLAN AND TRUST

1 AEC Parkway, Richmond Heights

Cleveland, Ohio 44143-1550

Plan Number 001

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BSREP II Multifamily LLC

5510 MOREHOUSE DRIVE SUITE 200

SAN DIEGO CA 92121

(858) 457-2123

Former name and former address if different from last report:

ASSOCIATED ESTATES REALTY CORPORATION

1 AEC Parkway, Richmond Heights

Cleveland, Ohio 44143-1550

(216) 261-5000

34-1747603

(I.R.S. Employer Identification No.)

Ohio

(State or other jurisdiction of incorporation or organization)

The AERC 401(k) Savings Plan and Trust

December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Trustee, Administrator and Participants

The AERC 401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of The AERC 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (“United States”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP
Chicago, Illinois
June 27, 2016

The AERC 401(k) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS

Investments at fair value	$6,450,596	$11,374,693
Investments at contract value	1,142,213	1,566,803
Participant notes receivable	86,128	259,921

Total assets	7,678,937	13,201,417

LIABILITIES

Excess contributions refundable	—	16,614

Net assets available for benefits	$7,678,937	$13,184,803

The accompanying notes are an integral part of these financial statements.

The AERC 401(k) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions:
Investment and loan interest income:
Interest and dividends		$397,270
Contributions:
Employer	$162,213
Participants	1,129,856
Rollovers	33,440	1,325,509

Total additions		1,722,779

Deductions:
Benefits paid to participants		7,064,917
Net depreciation in fair value of investments		97,713
Expenses paid		66,015

Total deductions		7,228,645

Net decrease		(5,505,866)

Net assets available for benefits:

Beginning of year		13,184,803

End of year		$7,678,937

The accompanying notes are an integral part of these financial statements.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The AERC 401(k) Savings Plan and Trust (the “Plan”) of Associated Estates Realty Corporation (“AERC” or the “Company”), have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to profit-sharing trusts and in accordance with the terms of the Plan agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

2.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information, see Note C. Fair Value Measurements.

Investment income is recorded as earned and reinvested in Plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3.	Federal Income Taxes

The prototype plan document, which the Plan has adopted via a non-standardized adoption agreement, obtained its latest opinion letter in 2014 in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ( “IRC”). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

4.	Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balances. The loans are secured by the balance in the participant’s account, bear interest at a rate of 4.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. Interest on the loans is credited to the participant’s account. The loans have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the loan.

5.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. Actual results could differ from those estimates.

6.	Payment of Benefits

Benefits are recorded when paid.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ balances and the amounts reported in the statements of net assets available for benefits.

8.	Excess Contributions Refundable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015. No excess contributions were payable as of December 31, 2015.

9.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer matching contributions, as well as allocations of the Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

10.	Adoption of accounting standard

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Full Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

10.	Adoption of accounting standard (continued)

Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II in 2015.

11.	Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE B. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which became effective April 1, 1990, was sponsored by a controlled group of corporations (Prior Sponsors). On August 7, 2015, the Prior Sponsors were acquired by FFI BSREPII Aries GP LLC (GP). As part of the acquisition, BSREP II Multifamily LLC (subsidiary of GP) assumed the role as the Plan’s sponsor and is responsible for oversight of the Plan. On August 8, 2015 the Plan was amended to allow terminated participants to service their loans after their employment ended. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law. The Trustee of the Plan (the “Trustee”) are responsible for oversight of the Plan.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution, which has been currently set at 25% of the participant’s contribution up to a maximum participant contribution of 6% of his or her gross wages. The contribution is subject to change from time to time at the discretion of the Trustee of the Plan. Participants may elect to contribute up to 50% of their gross wages, and currently have the option of investing their accounts between 25 different investment options. The investment options include Associated Estates Realty Corporation (“AEC”) common stock (which was removed as an investment option as part of the acquisition mentioned above), an unallocated insurance contract, 23 mutual funds, and one pooled separate account. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service. In connection with BSREP II Multifamily LLC assuming the role as a Plan sponsor, all participants became 100% vested as of January 1, 2015. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Contributions are subject to certain IRS limitations.

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $67,582 and $64,199, respectively. These accounts will be applied to the Plan’s administrative expenses and any excess amount will be used to reduce future employer contributions. During 2015 administrative expenses of $18,497 were paid from forfeited nonvested accounts. The Plan will be responsible for any administrative expenses that the accounts do not pay.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in-kind, or any reasonable combination of the foregoing.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE C. FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE C. FAIR VALUE MEASUREMENTS (Continued)

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled Separate Accounts: The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement Insurance & Annuity Company (“PRIAC”).

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Income Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note D).

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE C. FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual Funds	$6,326,579	$—	$—	$6,326,579
Pooled Separate Account	—	124,017	—	124,017

Total assets at fair value	$6,326,579	$124,017	$—	$6,450,596

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE C. FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual Funds	$10,038,755	$—	$—	$10,038,755
Pooled Separate Account	—	155,475	—	155,475
AERC Common Stock	1,180,463	—	—	1,180,463

Total assets at fair value	$11,219,218	$155,475	$—	$11,374,693

For years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Unrealized gains (losses) from the guaranteed income fund are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE D. FULLY BENEFIT-RESPONSIVE CONTRACT

The Plan includes a guaranteed income fund, which holds a synthetic guaranteed investment contract with PRIAC. This contract meets the fully benefit-responsive investment contract criteria and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contract held by the Plan includes a wrapper contract that provides a guarantee that the crediting rate will be above 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contact that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan’s ability to receive amounts due in accordance with a fully benefit-responsive investment contract is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE D. FULLY BENEFIT-RESPONSIVE CONTRACT (Continued)

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the Plan sponsor of other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

NOTE E. PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE F. PARTY-IN-INTEREST TRANSACTIONS

For the years ended December 31, 2015 and 2014, the Plan purchased AERC common stock at a cost of $27,710 and $15,667, respectively. The fair value of AERC common stock included in investments at December 31, 2015 and 2014 was $0 and $1,180,463, respectively.

Certain Plan investments are managed by PRIAC. PRIAC is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to PRIAC for investment management services for the year ended December 31, 2015 amounted to $66,015.

At December 31, 2015 and 2014, the Plan’s participants had outstanding loans of $86,128 and $259,921, respectively, which were secured by their account balances.

NOTE G. EXCESS CONTRIBUTIONS

As of December 31, 2015 and 2014, refunds of employee contributions totaling $0 and $16,614, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

The AERC 401(k) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2015

NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to the Form 5500:

	December 31,	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$7,678,937	$13,184,803

Excess contributions refundable	—	16,614

Net assets available for benefits per Form 5500	$7,678,937	$13,201,417

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2015 to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$5,505,866
2014 excess contributions refundable	16,614
2015 excess contributions refundable	—

Net loss per the Form 5500	$5,522,480

SUPPLEMENTAL INFORMATION

The AERC 401(k) Savings Plan and Trust

FORM 5500 SCHEDULE H - ITEM 4(i)

EIN: 34-1747603 Plan #001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value
*Prudential	Vanguard Index Trust 500 Portfolio		$1,295,925
*Prudential	Dodge and Cox Stock Fund		1,221,221
*Prudential	Prudential Guaranteed Income Fund		1,142,213
*Prudential	T. Rowe Price Retirement Fund 2020		633,049
*Prudential	T. Rowe Price Growth Stock		590,742
*Prudential	Pimco Total Return Institution		678,849
*Prudential	Vanguard Selected Value A		223,215
*Prudential	T. Rowe Price New Horizons		259,116
*Prudential	Oppenheimer International Growth Fund		253,902
*Prudential	Vanguard Total Intermediate Stock Index		248,255
*Prudential	T. Rowe Price Retirement Fund 2030		23,897
*Prudential	Loomis Sayles Bond Fund		98,354
*Prudential	Oppenheimer Developing Markets Fund A		129,034
*Prudential	Pimco All Asset Institutional Fund		133,482
*Prudential	T. Rowe Price Retirement Fund 2040		54,272
*Prudential	Prudential Day One Income Flex Target Fund		124,017
*Prudential	Franklin Small Cap Value Advisory Fund		105,872
*Prudential	Buffalo Mid Cap Fund		89,907
*Prudential	Vanguard Mid Cap Index Fund		57,388
*Prudential	Cohen and Steers Realty Fund		135,142
*Prudential	Vanguard Small Cap Index Fund		42,491
*Prudential	T. Rowe Price Retirement Fund 2010		5,718

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value
*Prudential	T. Rowe Price Retirement Fund 2050		29,593
*Prudential	Vanguard Intermediate Term Treasury Fund		2,702
*Prudential	T. Rowe Price Retirement Income Fund		14,452
*Participant Loans	**Participant Loans - 4.25% - 4.5%		86,128

Total			$7,678,937

*	Represents a party-in-interest.
**	Participant loans are considered investments on the Form 5500, but are classified as participant notes receivable on the financial statements.
***	Historical cost has not been presented, as all investments are participant-directed.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following Trustee has duly caused this annual report to be signed on its behalf by the under signed hereunto duly authorized.

Date: June 27, 2016

THE AERC 401(K) SAVINGS PLAN AND TRUST (Name of Plan)

By:	/s/ Kim Knight
Kim Knight Trustee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of CohnReznick LLP

32	Section 906 Certification